SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2008 SEP 15 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 September 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

[redacted]

08004924

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
<u>- Submission of documents required by Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 10 September 2008 which we released to The Stock Exchange of Hong Kong Limited on 10 September 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

PROCESSED

SEP 16 2008

THOMSON REUTERS

Encl

E:\tn\Tangshan\SGM\Poll results\ltr.doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

VOTING RESULT OF THE SPECIAL GENERAL MEETING HELD ON 10 SEPTEMBER 2008

The board of directors of Shangri-La Asia Limited is pleased to announce that at the special general meeting of the Company held on 10 September 2008, the resolution relating to the Master Joint Venture Agreement and the transactions contemplated thereunder as set out in the notice of the special general meeting dated 18 August 2008 was duly passed by the Independent Shareholders by way of a poll at the Special General Meeting.

Reference is made to the joint announcement of the Company and Kerry Properties Limited dated 22 July 2008 and the circular to the Shareholders dated 18 August 2008 regarding the proposed connected transactions relating to the establishment of joint venture for the acquisition, holding and development of land in Tangshan City, Hebei Province, PRC (the "Circular"). Terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

VOTING RESULT OF THE SPECIAL GENERAL MEETING

The Board is pleased to announce that the Resolution was duly passed as an ordinary resolution by the Independent Shareholders by way of a poll at the Special General Meeting. The poll result in respect of the Resolution is as follows:

Ordinary Resolution	Number of votes (%)	
	For	Against
To confirm, ratify and approve the Master Joint Venture Agreement (as defined in the Circular) and the transactions contemplated thereunder and to authorise the Board to take all such actions as it considers necessary or desirable to implement and give effect to the Master Joint Venture Agreement and the transactions contemplated thereunder.	887,308,099 (100%)	Nil (0%)

Notes:

(1) As at the date of the Special General Meeting,

(a) the total number of Shares entitling the holders to attend and vote for or against the Resolution at the Special General Meeting is 1,254,420,951; and

(b) the total number of Shares entitling the holders to attend and vote only against the Resolution at the Special General Meeting is Nil.

(2) As stated in the Circular, the following persons abstained from voting in respect of the Resolution at the Special General Meeting:

(a) Kerry Holdings Limited ("KHL") and its associates;

(b) Kuok (Singapore) Limited ("KSL") and its associates;

(c) Kuok Brothers Sdn. Bhd. ("KB") and its associates;

(d) Mr. Kuok Khoon Ean (a common director of the Company, KHL, KSL and KB) and his associates;

(e) Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini (common directors of the Company and KHL) and their respective associates; and

(f) Madam Kuok Oon Kwong (a common director of the Company, KSL, Allgreen Properties Limited and KB) and her associates.

(3) Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, was appointed as the scrutineer at the Special General Meeting for the purpose of vote-taking.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 10 September 2008

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

END